UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 25, 2012

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions from the Annual Shareholders’ Meeting

At the Annual Shareholders’ Meeting of Siemens AG on January 24, 2012, resolutions were passed on Items 2 - 6 of the Agenda. The exact wording of the resolutions is set out on the Notice of Annual Shareholders’ Meeting and the Addendum thereto, furnished under cover of Siemens AG’s Form 6-K dated December 6, 2011, and December 23, 2011, respectively. The following are the detailed voting results (percentages represent approximations):

Resolutions	Valid votes cast*	In % of the statutory capital stock	YES		NO		Agenda item
Agenda item 2 (Allocation of net income)	332,770,576	36.4%	332,481,297	99.913%	289,279	0.087%	approved
Agenda item 3 (Ratification of the acts of the Managing Board)	324,125,146	35.454%	321,910,157	99.317%	2,214,989	0.683%	approved
Agenda item 4 (Ratification of the acts of the Supervisory Board)	301,115,860	32.938%	298,041,202	98.979%	3,074,658	1.021%	approved
Agenda item 5 (Appointment of independent auditors)	331,260,259	36.235%	329,916,398	99.594%	1,343,861	0.406%	approved
Agenda item 6 (UPON REQUEST OF SHAREHOLDERS: Amendment to the Articles of Association of Siemens AG)	281,738,351	30.818%	18,444,062	6.547%	263,294,289	93.453%	rejected

*	Equals the number of shares for which valid votes have been cast

Dividend announcement

WKN 723610 / ISIN DE0007236101

The Annual Shareholders’ Meeting on January 24, 2012 resolved that the net income in the amount of €2,742,610,263.00 for the preceding fiscal year 2010/2011 shall be used to pay a dividend of €3.00 on each no-par value share entitled to receive a dividend. The amount attributable to the treasury stock held by the Company on the date of the Annual Shareholders’ Meeting will be carried forward.

The dividend will be paid from January 25, 2012 onward, in general after deduction of 25% withholding tax and a 5.5% solidarity surcharge on the withholding tax (totaling 26.375%) and, if applicable, church tax on the withholding tax. Payment of the dividend will be effected by the depository banks via Clearstream Banking AG.

The withholding tax and the solidarity surcharge will not be deducted from payments to domestic shareholders who have submitted to their depositary bank either a non-assessment certification (“Nichtveranlagungsbescheinigung”) or a tax exemption form (“Freistellungsauftrag”) with sufficient exemption volume.

In the case of foreign shareholders, the withholding tax, including the solidarity surcharge, may be reduced on submission of an application for refund in accordance with the applicable double taxation treaty between the Federal Republic of Germany and the respective country.

Berlin and Munich, January 2012

Siemens Aktiengesellschaft

The Managing Board

The above announcement, appearing in the German Electronic Federal Gazette, is prepared for the convenience of English-speaking readers and is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 25, 2012	/S/ DR. WERNER SCHICK
	Name:	Dr. Werner Schick
	Title:	Chief Counsel - Corporate/Capital Markets

/S/ DR. TANJA KOEHLER
	Name:	Dr. Tanja Koehler
	Title:	Senior Legal Counsel